Exhibit 99.2

Sea Limited

(the “Company”)

Notice of Annual General Meeting

to be held on September 16, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, at 11:00 a.m., Singapore Time, on September 16, 2026. No proposal will be submitted to shareholders for approval at the AGM.

The Board of Directors of the Company has fixed the close of business on September 4, 2026, New York Time, as the record date (the “Record Date”) for determining the shareholders entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0005 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Owners and holders of the Company’s American Depositary Shares (“ADSs”) on the Record Date are welcome to attend the AGM in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date.

Shareholders and owners and holders of the Company’s ADSs planning to attend the AGM in person are required to contact the Company via email at ir@sea.com by September 9, 2026 Singapore Time to indicate their interest. Due to venue capacity constraints, the number of attendees of the AGM will be limited and only those who have received an email confirmation from the Company by September 14, 2026 Singapore Time should attend.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the Company’s website at https://www.sea.com/investor/home as well as on the SEC’s website at www.sec.gov. Shareholders and owners and holders of the Company’s ADSs may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting the Company at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

By Order of the Board of Directors,
Sea Limited

/s/ Forrest Xiaodong Li
Forrest Xiaodong Li
Chairman and Chief Executive Officer

Singapore, August 25, 2026